Filed Pursuant to Rule 433

Registration Statement No. 333-185558

Pricing Term Sheet

February 24, 2014

Delphi Corporation

Pricing Term Sheet

Change in Size of Offering:

The aggregate principal amount of notes to be issued in the offering increased from $500,000,000 to $700,000,000. As a result, all corresponding references in the preliminary prospectus supplement relating to the aggregate principal amount of the notes offered are hereby updated. The issuer intends to use the net proceeds received from the increased amount for general corporate purposes, including using some of such proceeds to repay a portion of the issuer’s tranche A term loan.

Issuer:	Delphi Corporation

Security:	4.15% Senior Notes due 2024

Principal Amount:	$700,000,000

Trade Date:	February 24, 2014

Settlement Date**:	T+5; March 3, 2014

Maturity:	March 15, 2024

Coupon:	4.150%

Issue Price:	99.649% of face amount

Yield to Maturity:	4.193%

Spread to Benchmark Treasury:	145 bps

Benchmark Treasury:	UST 2.75% due February 15, 2024

Benchmark Treasury Price and Yield:	100-02 and 2.743%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2014

Redemption Provisions:

Make-Whole Call:	Before the par call date at a discount rate of Treasury plus 25 basis points

Par Call:	Commencing December 15, 2023

Use of Proceeds:	General corporate purposes, including to repay the issuer’s 5.875% Senior Notes due 2019 and a portion of its tranche A term loan, and to pay related premiums, fees and expenses

CUSIP:	247126AJ4

ISIN:	US247126AJ47

Anticipated Ratings*:	Baa3/BBB-/BBB-

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Goldman, Sachs & Co.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**	It is expected that delivery of the notes will be made to investors on or about March 3, 2014, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (1) J.P. Morgan Securities LLC collect at 212-834-4533, (2) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322 or (3) Deutsche Bank Securities Inc. toll-free at 800-503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.